UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material a Material Definitive Agreement.

On November 8, 2012, Amira Pure Foods Private Limited (“Amira India”), an indirect subsidiary of Amira Nature Foods Ltd (the “Company”), entered into an agreement with an existing Indonesia customer of Amira India to supply 90,000 metric tons of Indian white rice for an aggregate of $39.4 million.

The Company has successfully supplied its products to this customer in the fiscal year ended March 31, 2012.  The $39.4 million of revenue due to Amira India under the contract is expected to be recognized in the current fiscal year ending March 31, 2013.

Other Events.

On November 14, 2012, the Company issued a press release announcing its entry into the above-referenced agreement. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release, dated November 14, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer

Dated: November 14, 2012